

December 20, 2022

Claudius Tsang
Chief Executive Officer and Chief Financial Officer
ASPAC I Acquisition Corp.
Level 39, Marina Bay Financial Centre Tower 2
10 Marina Boulevard
Singapore 018983

> **Re: ASPAC I Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2021**
> **Form 10-Q for the quarter ended September 30, 2022**
> **File No. 001-41285**

Dear Claudius Tsang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2021

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require

you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Notes to Financial Statements
Note 7 - Shareholders' Equity, page F-15

2.   We note you have classified the 2,875,000 private placements warrants as equity. Your disclosure within your S-1 also indicated that ""If the private placement warrants are held by someone other than our sponsor or its permitted transferees, the placement warrants will be redeemable by us and exercisable by such holders on the same basis as the warrants included in the units being sold in this offering." Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the private placement warrants as equity. As part of your analysis, please specifically address the cashless exercise provisions of the warrant agreement and explain whether you believe there are potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. If so, tell us how you concluded that such a provision would not preclude the private placement warrants from being indexed to the entity's stock based on the guidance in ASC 815-40.

Form 10-Q for the quarter ended September 30, 2022

Notes to Condensed Financial Statements
Note 2 - Summary of Significant Accounting Policies
Class A Ordinary Shares Subject to Possible Redemption, page 8

3.   We note your disclosure that you have changed your accounting method for Class A ordinary shares subject to possible redemption to accrete the changes in the redemption value over the period from the date of issuance to the earliest redemption date of the instrument as of March 2022, and that you comply with ASC 250 which requires that an entity may voluntarily change an accounting principle only if it justifies the use of an allowable alternative accounting principle on the basis that it is preferable and meets criteria such as authoritative support, rationality and industry practice. Please revise your disclosure in future filings to provide the disclosures required by ASC 250-10-50-1 through 250-10-50-3 and provide us with your proposed disclosure.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Eric McPhee at 202-551-3693 or Wilson Lee at 202-551-3468 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction